

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2023

Chenggang Zhou
Chief Executive Officer
New Oriental Education & Technology Group Inc.
No. 6 Hai Dian Zhong Street
Haidian District
Beijing 100080
People's Republic of China

>   Re: **New Oriental Education & Technology Group Inc.**
>   **Form 20-F for Fiscal Year Ended May 31, 2022**
>   **Response Dated May 19, 2023**
>   **File No. 001-32993**

Dear Chenggang Zhou:

 We have reviewed your May 19, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2023 letter.

Response Dated May 19, 2023

Item 3. Key Information, page 4

1.   We note your response to comment 1 and reissue in part. We acknowledge your proposed revised disclosure on page 3 of the filing, but please ensure that references to "our" refer to New Oriental Education & Technology Group Co., Inc. rather than the VIEs. We note your disclosure "and in the context of our operations..." where the "our" seems to refer to both New Oriental Education & Technology Group Co., Inc. as well as the VIEs.

You may contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Haiping Li